Michael J. Choate

Direct: (312) 836-4066
Facsimile: (312) 275-7554
E-mail: mchoate@shefskylaw.com

026829-00001

August 29, 2005

Ms. Elaine Wolff
Legal Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 4561

100 F Street, N.E.

Washington, D.C.  20549

Re:                             Inland American Real Estate Trust, Inc.
Registration Statement on Form S-11/A-4 Filed August 18, 2005
Registration No. 333-122743

Dear Ms. Wolff:

We are writing on behalf of our client, Inland American Real Estate Trust, Inc. (the “Company”), in response to comments contained in the Staff’s letter dated August 26, 2005.  The headings and paragraph numbers below correspond to the headings and paragraph numbers in your letter.  In addition, for your convenience we have reproduced your comments in this letter and included our responses directly below each comment.

Table III, Operating Results of Prior Programs, pages A-6-A-10

1.                                      Please explain to us why you have included adjustments for the net change in assets and liabilities, and acquisition costs to the amount reported as net cash provided by operating activities in IRRETI’s Form 10-K.

RESPONSE:

We have deleted the adjustments for net change in assets and liabilities, acquisition costs expensed, employee stock purchase discount and interest costs capitalized.  In addition, per our telephone conversations with the Staff, Table III now includes information regarding available cash used to partially fund distributions.  Footnote B to Table III has been revised accordingly.

*    *    *

Please contact me if you have any questions regarding the foregoing.  Also, please advise whether the Staff has any additional comments to the Form S-11.  Kind regards.

Very truly yours,

SHEFSKY & FROELICH LTD.

/s/ Michael J. Choate

Michael J. Choate

cc:	Charito A. Mittelman (SEC)
Josh Forgione (SEC)
Roberta S. Matlin
Brenda G. Gujral